Exhibit 107
Calculation of Filing Fee Tables
Schedule 14A
(Form Type)
Walgreens Boots Alliance, Inc.
(Name of Registrant as Specified in its Charter)
Table 1: Transaction Valuation

	Proposed Maximum Aggregate Value of Transaction	Fee Rate	Amount of Filing Fee

Fees to be Paid	$12,700,889,389.35 (1)	0.0001531	$1,944,506.17 (2)

Fees Previously Paid	$0		$0

Total Transaction Valuation	$12,700,889,389.35

Total Fees Due for Filing			$1,944,506.17

Total Fees Previously Paid			—

Total Fee Offsets			—

Net Fee Due			$1,944,506.17

(1)
Aggregate number of securities to which transaction applies: As of March 31, 2025, the maximum number of securities of Walgreens Boots Alliance, Inc. (the “Company”) to which this transaction applies is estimated to be 878,954,283, which consists of (a) 864,737,898 shares of shares of the Company’s common stock, par value $0.01 per share (the “common stock”), entitled to receive the per share merger consideration of up to $14.45 (the “Aggregate Per Share Merger Consideration”), which consists of (i) the per share cash consideration of $11.45 and (ii) one divested asset proceed right (“DAP Right”) that could result in an additional cash payment of up to $3.00 per DAP Right, (b) no shares of common stock underlying outstanding stock options, as all outstanding stock options have an exercise price that is equal to or greater than the per share cash consideration of $11.45 and will not be entitled to receive the Aggregate Per Share Merger Consideration, (c) 605,571 shares of shares of common stock underlying outstanding deferred stock units entitled to receive the Aggregate Per Share Merger Consideration, (d) 6,240,141 shares of common stock underlying outstanding restricted stock units that will vest on or before the closing of the merger and are entitled to receive the Aggregate Per Share Merger Consideration, (e) a maximum of 7,268,655 shares of common stock underlying outstanding performance share awards outstanding at the time of the merger held by Company employees, which may be entitled to receive the Aggregate Per Share Merger Consideration (subject to being in continuous service to the surviving company until the date on which the original time-based vesting conditions are satisfied) and (f) 102,018 shares of common stock underlying outstanding performance share awards outstanding at the time of the merger held by former Company employees, which are entitled to receive the Aggregate Per Share Merger Consideration.

(2)
Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule
0-11
(set forth the amount on which the filing fee is calculated and state how it was determined): Estimated solely for the purposes of calculating the filing fee, as of March 31, 2025, the underlying value of the transaction was calculated based on the sum (a) the product of 864,737,898 shares of common stock and the Aggregate Per Share Merger Consideration of $14.45; (b) the product of 605,571 shares of common stock underlying outstanding deferred stock units and the Aggregate Per Share Merger Consideration of $14.45; (c) the product of 6,240,141 shares of common stock underlying restricted stock units and the Aggregate Per Share Merger Consideration of $14.45 and (d) the product of 7,370,673 shares of common stock underlying outstanding performance share awards and the Aggregate Per Share Merger Consideration of $14.45. In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying the sum calculated in the preceding sentence by 0.00015310.